March 15, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fuel Tech, Inc.

Registration Statement on Form S-3

File No. 333-253619

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fuel Tech, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-253619) (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern time on March 17, 2021, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(a)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)

the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FUEL TECH, INC.

By:	/s/ Vincent J. Arnone
Name:	Vincent J. Arnone
Title:	President and Chief Executive Officer

Fuel Tech, Inc. • 27601 Bella Vista Pkwy, Warrenville, IL 60555

Phone 630.845.4500 • Fax 630.845.4501

www.ftek.com